Introduction

This Code of Ethics (the “Code”) applies to all of us at TT International (“TT”), including partners, employees, secondees and long term temporary staff.

The various regulators that govern TT business activities require TT to take reasonable steps to ensure that our personal account dealing, outside business interests and relationships do not conflict with our duties to clients and investors. In particular, the rules of the Financial Services Authority (“FSA”), TT’s primary regulator, require TT to identify, manage and monitor all actual and potential conflicts between TT and its staff with clients, thereby avoiding any risk or damage to their interests. In addition the US regulations require TT, as a registered investment adviser with the US Securities and Exchange Commission (“SEC”), to have a code of ethics, and the Commodity Futures Trading Commission (“CFTC”) and the National Futures Association (“NFA”) to have a written ethics policy in relation to personal account dealing by staff.

This Code sets out TT’s requirements for disclosure of information by you to TT so we can identify and manage any actual or potential conflicts that may arise, and for pre-approval from Compliance.

This Code covers:

•	Outside business interests

•	Relationships with brokers

•	Political Contributions

•	Gifts and Entertainments given and received by you

•	Personal Account Dealing

The Code also forms part of TT’s control process in preventing market abuse and insider dealing; both of which are criminal offences.

The Code, which forms part of the Compliance Manual, should be read in conjunction with TT’s Employee Handbook and TT’s Market Abuse Policy.

Outside Employment and Business Interests

You may not participate in or have an interest in or benefit financially from (whether directly or indirectly) any outside business interests involving employment which in any way interferes with the Firm’s business or which puts you in a position of conflict with the interests of the Firm’s clients.

Outside Employment: You may not engage in any employment or take up any significant influence position (such as a Director or a Partner) of any other business without first obtaining written approval by Compliance. This includes any fee earning activity such as consulting. Requests by Partners also require approval by a General Resolution of the Partnership (the Senior Partner and two other partners).

Outside Business Interests: You may not in any way participate or be interested in or benefit financially (whether directly or indirectly) from any investment business, other than in the normal course of your employment with the Firm. An example of an indirect benefit is a financial benefit gained through a partner’s business interests. Please ask Compliance for further guidance. Full and accurate details of any outside business interests, including participations in Investment Clubs and Charities, must be notified in writing to the Compliance Department.

Disclosure should be made before any appointment or ownership is entered into. (Approval for investment in any company is also subject to the Personal Account Dealing rules).

Relationships with Brokers

You must disclose any relationships with employees of other investment firms, including brokers. This includes for example whether any member of your family or household is employed by or has any relationship with a broker. Disclosure should be made as soon as a relationship is established. If you have an account with a broker, then this should be disclosed when you open an account with that broker as part of the Personal Account Dealing process.

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Political Contributions

The SEC and certain US State laws require TT to comply with restrictions on soliciting US State or Local Government entities. TT is required to identify and monitor political contributions given by TT or its staff to such entities so that these do not exceed levels stated in the laws. Accordingly you must seek pre-approval from Compliance before making any political contribution to any US State or Local Government entity. Please consult Compliance if you have any queries.

Annual Confirmations

TT will ask you to confirm all disclosures made on an annual basis.

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Gifts and Entertainments Policy

Introduction

TT selects and uses its service providers and suppliers solely on merit and suitability, based on objective commercial criteria. Accordingly, TT prohibits its staff from accepting or offering or giving a gift or entertainment to a third party with the intention of inappropriately gaining a business advantage or of breaching the staff member’s duty of good faith to TT. It is essential to avoid giving or offering gifts or entertainment of a value or frequency which could be thought to carry a risk of influencing the recipient’s judgement or performance. TT takes a zero tolerance approach to bribery and corruption. This policy and procedure is designed to enable TT, its Partners and staff to comply with the law (including anti-bribery legislation), and to avoid the actual or perceived conflicts of interest which can give rise to criticism by clients or regulators.

Receiving Gifts

All Partners and staff must obtain approval from Compliance before accepting any gift given by a third party, regardless of value. You should notify compliance of gifts received via “my Compliance”. A gift may be deemed acceptable if of low value, given in the normal course of business, and considered appropriate in the circumstances. If approved, the recipient will be permitted to accept one or more gifts up to absolute limit of £100 (or equivalent foreign currency) in one calendar year. Once this limit has been exceeded, any additional gift may be included in the firm’s annual Christmas raffle or, in the case of drink, retained for a suitable office event. In such cases, the donor of the gift should be informed that this has happened, where this can be done without embarrassment.

•	Gifts may never be solicited.

•	Money can never be accepted. Nor can favourable commission rates for personal dealings.

Accepting Entertainment

Approval is not required for normal and appropriate meals and refreshments with a client, consultant, broker or other service provider or supplier in the ordinary course of business. Otherwise, no entertainment and hospitality from such a source can be accepted unless approved in advance as appropriate by Compliance. This includes, but is not limited to, social events, sporting events and theatrical and musical performances. It also includes entertainment and hospitality provided to spouses, dependent children and other connected persons.

You should seek prior approval from Compliance for any entertainment via “My Compliance”. It requires the applicant to provide details of the provider of the entertainment and TT’s relationship with the provider, details of the entertainment, a reasoned estimate of its cost, a statement as to whether the event has restricted availability (such as a major sporting event), and reasons, if any, why attendance at the event would be of significant benefits to TT or TT’s clients.

If the entertainment is considered appropriate and is approved, there is a presumption in all cases that the recipient will make a charitable contribution of equal value to the entertainment received. This presumption is waived for the first £100 (or equivalent foreign currency) of entertainment received in each calendar year. For example, 1 event worth £120 or 2 events valued at £60 each would both require the recipient to make a contribution of £20. Where a compelling business reason exists for TT to attend a third party event, a detailed rationale should be submitted to Compliance by the recipient (if a Partner) or by the recipient’s manager. The Chief Operating Officer (“COO”) and Compliance have the absolute discretion to determine if in such cases TT should make a charitable contribution on the recipient’s behalf. If the event is one for which public demand exceeds supply, such as a major sporting event, the value of the ticket may be taken as two times its face value. Recipients of more than £1000 (or equivalent foreign currency) of entertainment from the same provider in one calendar year will require clearance from Compliance and the COO.

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Charitable donations by individuals will be deducted from Partners’ drawings accounts and staff bonuses. If the value of an individual’s entertainment exceeds the year-end bonus, the balance will be deducted from the December salary. In the case of an individual leaving during the year, the value of the entertainment will be deducted from the last distribution or salary payment. TT’s Charity Committee determines which charities will be the beneficiaries of the contributions.

TT as Donor of Gifts or Provider of Entertainment

TT will not give or provide any payment, gift or entertainment the value or frequency of which could influence the recipient’s commercial or professional judgement. Nor will TT make any payment or gift to a public official to induce or expedite performance of his or her duties.

Other than minor promotional items or incidental expenses (such as a taxi or train fare), no payment or gift may be offered or made to any business contact or public official without the prior approval of Compliance and the Chief Operating Officer or in his absence the Chief Risk Officer.

Approval is not required for providing normal and appropriate meals and refreshments to a client, consultant, broker or other service provider in the ordinary course of business. Otherwise no hospitality or entertainment may be offered or provided to a business contact or public official unless approved in advance by Compliance and the Chief Operating Officer, or in his absence the Chief Risk Officer. Even with normal meals and refreshments, it is important to be sensitive to the policies and wishes of individual clients and their representatives, some of whom will not accept even a sandwich.

Requests to offer gifts or provide entertainment to third parties must be made via “My Compliance”.

General

Compliance’s decision, subject to legal requirements, will be final on:

(i)	any issue as to the value and appropriateness of any gift

(ii)	whether gift or entertainment should be approved or refused; and

(iii)	whether and to what extent a premium applies

Compliance maintains a Register on all the gifts received and given as in “My Compliance”.

A breach of the policy and procedure will be recorded by Compliance in the firm’s breaches register and is likely to attract disciplinary action under TT’s disciplinary procedures. A breach of the UK’s Bribery Act or other anti-bribery or corruption law is likely to lead to dismissal.

Compliance will be pleased to answer any question on the policy and procedure. If in doubt, ask before acting.

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Personal Account Dealing Policy

Statement of General Principles

Personal dealing must not put at risk TT’s reputation. During office hours, you should ensure that your main priority is that of fulfilling your professional duties to TT’s clients and not focusing on personal investments. Compliance with these rules forms part of your contract of employment; a breach or attempted breach will be a ground for disciplinary action, which may include summary dismissal. The golden rule is never to take a chance with the law or TT’s reputation. If you are unsure about any aspect of these rules or about any proposed transaction please ask Compliance.

This policy applies to staff’s personal account dealing and any account over which they have beneficial ownership, influence, or control either directly or indirectly. This includes any investments made by you as part of an Investment Club.

For purposes of this Code “beneficial ownership” of a security is determined by reference to, among other things, the provisions of Section 16 of the US Securities Exchange Act of 1934. This means that a person should generally consider himself or herself the beneficial owner of any securities in which he or she, or any person connected to him or her, has a direct or indirect pecuniary interest. For illustrative purposes, the following is a list of situations (not necessarily exhaustive) in which staff should consider himself or herself the beneficial owner of securities held:

(a)	by his or her spouse or partner;

(b)	by his or her minor children;

(c)	by a relative who shares his or her home;

(d)	by other persons by reason of any contract, arrangement, understanding or relationship that provides him or her with sole or shared voting or investment power;

(e)	in his or her capacity as a trustee or settlor of a trust, or as a personal representative of an estate in which he or she or an associate (any person, including members of his or her family, companies or partnerships, whose business or domestic relationship would give rise to a community of interest) has a significant beneficial interest;

(f)	in his or her capacity as a trustee or settlor of any other trust, or a personal representative of any other estate unless he or she is relying entirely on the advice of another person (such as another broker or a solicitor); or

(g)	for the account of another person as recommended by the member of staff other than in his or her capacity as a TT staff member

Disclosure of Holdings

1.	Initial Holdings Reports

Every new joiner will be required to file an initial holding report with Compliance, within 10 calendar days of joining the firm. It should contain the following information:-

(i)	The name of the security, number of shares or approximate value/purchase price of each security in which he or she is a beneficial owner or over which he or she has investment discretion or influence.

(ii)	The name of the broker, dealer or bank, where the joiner or a person he or she exercises investment discretion or influence for, maintains an account for the purposes of personal dealing.

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In addition, as part of TT’s standard Employment Contract, all employees are required to sign an undertaking to comply with these rules which must be submitted along with the initial holdings report.

2.	Annual Holdings Reports

By the 31st January of every year, you must file with Compliance an Annual Holdings Report of your holdings as at 31st December of the preceding year, the names of the individual account holders and the current brokers/banks used for the purposes of personal account dealing. You will also be asked to confirm the names of any additional banks and brokers used in the previous year but with whom you do not have holdings as at 31st December.

This will also be in effect a reaffirmation of your understanding of TT’s policy on Personal Account Dealing.

3.	Quarterly Transaction Reports

You must file with Compliance a quarterly transaction report not later than the last business day of the month following the quarter ends of 31st March, 30th June, 30th September and 31st December.

New Account Opening

If you open a new account with a broker you must notify Compliance within 10 calendar days of the account being opened. This requirement also applies to any account in which you have a influence, control either directly or indirectly.

Your notification to Compliance must contain the following information:

(i)	The name of the broker, dealer or bank;

(ii)	The date the account was established;

(iii)	The name of the account holder that has the direct beneficial ownership

(iv)	Information to identify the nature of any Power of Attorney account relationship between the owner of the security and the person submitting the report.

The maximum number of broker accounts allowed is five. In exceptional circumstance compliance may waive this requirement however, if you wish to exceed the maximum number of accounts application must be made to compliance prior to the account being opened.

Investments covered by the Code

Generally the following instruments and events are subject to the Code and require authorisation to deal:

Shares

Bonds (Corporate)

Commodities

Derivatives (Equities)

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Derivatives (Bonds)

Derivatives (Indices)

Derivatives (Commodities)

Spreadbet Individual Stock Price

Spreadbet Corporate Bond Prices

Spreadbet Commodities

Spreadbet Equity Index

Spreadbet Bond Index

Spreadbet Commodity Index

Exchange Traded Funds

Collective Investment Schemes operated by TT

Investment Trusts

Investment Trust Savings Plan

Investments linked to performance of investments selected by you. These would include Self Select Share ISAs and Life Assurance policies.

Events arising out of Corporate Actions, IPOs and Placements

Compliance reserves the right to request a “Stop Loss” to be put in place with regard to any relevant transaction.

Exemptions to the Code

Generally, this Code does not apply to transactions in, or holdings of those securities listed in table below:

Bonds (Government)

Collective Investment Schemes (Non TT and Non TT Sub Advised which you do not have investment discretion or influence, directly or indirectly)

Bankers Acceptances

Certificates of Deposit

Spreadbets on sporting fixtures/results

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Life assurance policies (not linked to performance of investments selected by you)

Currency (in any investment type)

Personal Account Trading Process

1.	Seeking authorisation to deal

You must obtain prior approval from Compliance for personal transactions traded either directly or over which you have investment discretion or influence BEFORE placing an order.

Approval is sought by submitting a completed TT “Authorisation To Deal” form via “My Compliance”.

2.	Approval

Compliance will grant or refuse approval subject to the personal transaction meeting this policy and regulatory principles. The authorisation to deal is valid for 24 hours from the time of approval unless extended by Compliance. If the deal cannot be transacted in total within the 24 hour window you must inform Compliance and seek a further approval for the balance of the trade, if applicable.

3.	Contract Notes

After trading, you must provide to Compliance contract notes (or similar evidence of a transaction) for every approved personal transaction within 10 calendar days of the date of the authorisation to deal. You can also set up for your brokers/banks to provide such evidence to Compliance directly.

4.	Prohibited Trading Periods

Compliance has absolute discretion to approve or refuse authorisation to deal taking into account such restrictions as:-

(i)	No trading in opposite directions in securities in which staff or their team have invested in for clients up to 7 calendar days prior to submitting their dealing request.

(ii)	No trading in a company’s stock up to 7 calendar days after which staff or their team have meeting or communicating with the company or other interested party who may have access to information not generally available.

(iii)	No sale until 30 calendar days holding period has expired.

(iv)	No trading if the security is on the TT stop list.

(v)	No cross trade with clients’ accounts.

(vi)	No participation in initial public offers where TT participates for its clients.

Market Abuse Controls

1.	Stop List

From time to time TT will receive confidential price sensitive information from companies and issuers. When this occurs the security in question will be placed on the TT’s internal trading stop list. You are prohibited from purchasing or selling such securities for personal investment during any period in which the security is included on the stop list. For the avoidance of doubt, where you have the authority to trade for TT’s client accounts, you are also prohibited from trading on their behalf.

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2.	Inside Information

If you become aware of any material, non-public information about a security you must not undertake any personal account trade in that stock until the information has become public. Any information that is not available to the public and is likely to materially affect the price of the security is considered inside information. It is a criminal offence to engage in insider dealing and the penalties for individuals are severe (up to seven years in prison and an unlimited fine). It is important to note that inside information can be gained both in the course of your work and outside of the work environment and that market abuse can occur not just through trading but through other actions such as dissemination of information. A summary of insider Dealing Legislation is set out in Appendix A.

3.	Counselling and Procuring

If the above provisions preclude you from entering into any transaction yourself, you cannot:

(a)	advise or cause any other person to enter into such a transaction; or

(b)	communicate any information or opinion to any other person, if you know, or have reason to believe, that the other person will as a result enter into such a transaction or cause or advise someone else to do so.

This does not apply to actions that you take in the course of your employment with TT.

If you are unsure whether you are in possession of inside information, please speak to Compliance.

4.	Breaches of the policy

All staff are required under their contract of employment to comply with the firm’s policies which include this policy. It is essential that you complete and return to Compliance all reports required under the policy in a timely manner.

Compliance shall review all of the reports and any other information to determine whether a violation of these rules may have occurred. Before making any determination that any person has committed a violation, Compliance shall give such person an opportunity to be heard and to supply additional explanatory material.

The late return of any reports will be treated as a violation and will lead to the person being placed on the breaches log and a restriction on personal account trading for the person involved.

Compliance will also refuse to grant approval if a member of staff has not filed valid contract note(s) or similar for previously approved PA Deals.

If the Head of Compliance determines that a violation has occurred, she shall impose upon the individual such sanctions as she deems appropriate and shall report the violation and the sanction imposed to TT Partners and to the board of directors of any investment fund managed by TT that is registered with the US Securities and Exchange Commission. Sanctions may include, but not be limited to, a ban on personal account trading and surrender of any profits.

No person shall participate in a determination of whether he or she has committed a violation of these rules or of any sanction against himself or herself.

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US Securities Laws

In addition, you are subject to certain restrictions under U.S. securities laws by virtue of the fact that TT is registered as an investment adviser with the SEC. Among other things, in connection with the purchase or sale, directly or indirectly by you of a security held or to be acquired by a U.S. registered investment fund, you are prohibited from:

(a)	employing any device, scheme or artifice to defraud the fund;

(b)	making to the fund any untrue statement of a material fact or omitting to state to the fund a material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading;

(c)	engaging in any act, practice of course of business which would operate as a fraud or deceit upon the fund; or

(d)	engaging in any manipulative practice with respect to the fund.

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Additional Requirements for Hong Kong based Staff

1.	Application

This Code also applies to TT’s operating subsidiaries including TT International (Hong Kong) Limited and TT International (London) Limited (collectively “TTHK”).

Where there is a need of approval or confirmation from the Chief Operating Officer or Chief Risk Officer of TT, the same should be sought from the Head of Asia for TTHK.

It forms part of the Hong Kong Compliance Manual, should be read in conjunction with TTHK’s Employee Handbook and TTHK’s Market Misconduct Policy.

In addition, the following Hong Kong specific requirements should also be adopted.

2.	Gift and Entertainment Policy

This policy will help the directors and employees of TTHK to comply with the relevant Hong Kong laws, including the key provisions of the Independent Commission Against Corruption Ordinance which are incorporated in TTHK’s Compliance Manual.

In TTHK, the absolute limit for unsolicited gift that may be retained is HK$1200 in one calendar year.

3.	Personal Account Dealing Policy

In addition to TT’s policy, the followings also apply to TTHK:

4.	Annual Holding Report

•	Unless specified by Compliance, the directors and employees based in Hong Kong are only required to sign the reaffirmation of your understanding of TT’s policy on Personal Account Dealing on the “Code of Ethics Undertaking” specified with “TTHK”. You are not required to sign the copy which is designated for “All Employees and Partners of TT International”.

5.	New Account Opening

•	You must obtain approval from Compliance on opening new broking accounts. If the brokers/banks are in Hong Kong, you may be asked to provide a consent letter from TTHK. Please contact Compliance for this.

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6.	Seeking authorisation to deal

•	the Compliance team in Hong Kong will only grant approval for personal transactions of securities traded in the Asia Pacific region.

•	request for personal transactions outside Asia Pacific region must be approved by the Compliance team in the UK

This is to ensure that there is no front running of personal trading in securities which TT group invests for clients, to ensure client priority and to avoid any conflicts of interest.

7.	Prohibited Trading Periods

•	TTHK also restricts any trading in securities which TTHK has a pending order, within 1 trading day before or after trading for its client or a recommendation is made or proposed in the same security for its clients.

•	TTHK will also restrict the short-selling of any securities recommended by TT for purchase for its client.

8.	Inside Information

•	You should refer to TTHK’s Market Misconduct Policy which set out a summary of the provisions under the Hong Kong laws. The penalties of engaging in insider dealing are severe and could be subject to up to 10 years in prison and a fine of HK$10 million upon conviction by indictment.

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APPENDIX A

Summary of Insider Dealing Legislation

The insider dealing provisions contained in the Criminal Justice Act 1993 (“the ACT”) are complex, and if you would like more details or are in any doubt whether a particular transaction would be prohibited, you should consult Compliance.

The Act applies to all securities traded on a regulated market (which currently includes all EU stock exchanges, LIFFE, OMLX and NASDAQ), and to warrants and derivatives (including index options and futures) relating to these securities even if these warrants and derivatives are only “over the counter” or otherwise not publicly traded.

In broad terms, and subject to certain exemptions the Act makes it a criminal offence, with a maximum penalty of seven years imprisonment and an unlimited fine, for an individual who has non-public information to deal in price-affected securities (including warrants or derivatives relating to them) on a regulated market; or to deal with or through a professional intermediary; or by acting himself as a professional intermediary.

Securities are “price affected” if the inside information, if made public, would be likely to have a significant effect on the price of the securities. This applies to all companies’ securities affected by the information, whether directly or indirectly (for example, competitors of a company about to bring out a new product).

The Act applies whether you deal as part of your employment or on your own account. It also covers any information that you obtain directly or indirectly from an insider whether or not in the course of your employment, (for example by social contacts).

If you are precluded from dealing, normally you are also prohibited from:

(a)	dealing on behalf of TT or a customer (except perhaps on an unsolicited basis);

(b)	procuring or encouraging another person to deal in price affected securities (whether or not the other person knows they are price affected); and

(c)	passing the inside information to another person other than in the proper performance of your employment.

It is possible for a transaction which involves insider dealing to constitute an offence otherwise than under the insider dealing provisions of the Criminal Justice Act. In particular, under the Financial Services and Markets Act 2000 a person who “dishonestly conceals any material facts” is guilty of an offence if he does so for the purpose of inducing, or is reckless as to whether it may induce, another person whether or not the person from whom the facts are concealed) to buy or sell an investment, or to refrain from buying or selling an investment. This offence could well be committed by a person who conceals price sensitive information from a counterparty to induce him to deal, if the concealment is dishonest.

Insider dealing also falls within the offences of market misconduct and abuse directly enforceable by FSA.

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